VIA EDGAR

March 23, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kasey Robinson

Suzanne Hayes

Re:	Ikena Oncology, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-253919

Dear Ms. Robinson,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ikena Oncology, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 25, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Stephanie Richards at (617) 570-1927. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Stephanie Richards, by facsimile to (617) 321-4374.

If you have any questions regarding this request, please contact Stephanie Richards of Goodwin Procter LLP at (617) 570-1927.

Sincerely,

IKENA ONCOLOGY, INC.

/s/ Mark Manfredi
Mark Manfredi, Ph.D.
President and Chief Executive Officer

cc:	Douglas R. Carlson, Ikena Oncology, Inc.

Richard Hoffman, Esq., Goodwin Procter LLP

William D. Collins, Esq., Goodwin Procter LLP

Stephanie Richards, Esq., Goodwin Procter LLP